

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 10, 2008

Mr. James Anderson
Chief Executive Officer
Matrix Energy Services Corporation
378 North Main, #124
Layton, UT 84041

       Re: **Matrix Energy Services Corporation**
              Form 10-KSB for the fiscal year ended September 30, 2007
              Filed January 15, 2008
              Form 10-QSB for the quarter ended December 31, 2007
              Filed February 19, 2008
              File No. 0-09419

Dear Mr. Anderson:

We have reviewed your Form 10-KSB for the fiscal year ended September 30, 2007 and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended September 30, 2007

Financial Statements

Statement of Stockholders' (Deficit)

1.   We note that subsequent to the balance sheet date your Board of Directors
        authorized a 1-for-1,000 reverse stock split. Ordinarily we would expect share
        activity in your Statement of Stockholders' (Deficit) would be adjusted to reflect
        the reverse stock split on a retroactive basis for all prior periods presented
        consistent with the treatment prescribed for EPS in paragraph 54 of SFAS 128.

Note 4 – Commitments and Contingencies, page 21

2.   We note your statement "during the first quarter of the fiscal year the debt was
        resolved… resulting in a gain of $180,406." Tell us how you have met the
        criteria for extinguishment of debt in accordance to paragraph 16 of SFAS 140.

Controls and Procedures

3.   You state you evaluated the effectiveness of your disclosure controls and
        procedures "as of a date within 90 days prior to the filing of this annual report and
        you concluded that the Company's disclosure controls over financial reporting
        and procedures are adequate and effective…" Please clarify if you evaluated the
        effectiveness of your disclosure controls and procedures as of the end of the 2007
        fiscal year. Also, please revise to state clearly, if true, that your disclosure
        controls and procedures are *designed to* provide reasonable assurance of
        achieving their objectives and that your principal executive officer and principal
        financial officer concluded that your disclosure controls and procedures are
        effective at that reasonable assurance level.

4.   Please note the term, "disclosure controls and procedures" is defined in Rule 13a-
        15(e) rather than 13a-14(c) of the Exchange Act.

5.   Rather than indicate there have been no significant changes in your internal
        controls, disclose any change in your internal control over financial reporting
        identified in connection with the evaluation that occurred during your last fiscal
        quarter that has materially affected, or is reasonably likely to materially affect
        your internal control over financial reporting as required by Item 308(c) of
        Regulation SB. Refer to Release 33-8238 for additional guidance related to
        amendments to the disclosure requirements, which were effective August 14,
        2003.

Form 10-QSB for the quarter ended December 31, 2007

Note 5 – Capital Stock

6.   We note your balance sheet shows 10,092,667 shares issued and outstanding as of December 31, 2007. Please describe for us the transaction that occurred during the interim period that resulted in the issuance of 10,000,000 shares of common stock.

7.   Further, we note you present stock issued for consulting services as a cash flow from financing activities on your statement of cash flows for the interim period ended December 31, 2007. Generally common stock issued for services is reflected as an adjustment to reconcile net income (loss) to net cash flows from operating activities.

Controls and Procedures

8.   Our comments written on your annual report on Form 10-KSB pertaining to your controls and procedures are applicable to your subsequent interim report on Form 10-QSB. Please make corresponding changes to this document.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Nasreen Mohammed at (202) 551-3773 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief